UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 26, 2018

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Election of employee representatives to the Board of Directors of Novo Nordisk A/S

Bagsværd, 26 February 2018 – The employees of Novo Nordisk A/S have conducted the election of employee representatives to the Board of Directors of Novo Nordisk A/S.

The following members were elected for the next four years:

•	Mette Bøjer Jensen
•	Anne Marie Kverneland
•	Thomas Rantzau
•	Stig Strøbæk

As substitutes to the employee representatives to the Board of Directors of Novo Nordisk A/S, the employees elected Anders Kaae, Karina Bonde Lenau, Jesper Thorning and Tanja Villumsen.

The new employee representatives will join the Board of Directors following the annual general meeting of Novo Nordisk A/S, 22 March 2018. At the same event, the former employee representatives, Liselotte Hyveled and Søren Thuesen Pedersen will withdraw from the Board of Directors.

About employee representatives

According to the Danish Companies Act, the employees in companies, which have for the last three years employed at least 35 employees on average, have a right to elect a number of members to the board of directors. The employee-elected board members shall represent a number that corresponds to at least half of the board members elected by the annual general meeting. Furthermore, substitutes corresponding to the number of employee-elected board members must be elected. The employee-elected board members act on the same terms as the board members elected by the annual general meeting, but are elected for a four-year period.

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 20 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 26, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer